UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

Dated: April 30, 2013

Commission File No. 000-54749

MORRIA BIOPHARMACEUTICALS PLC

53 Davies Street

London W1K 5JH

United Kingdom

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐    No ☒

Morria Biopharmaceuticals PLC

On April 30, 2013, Morria Biopharmaceuticals PLC (commonly known as Celsus Therapeutics) (the “Company”) issued a press release announcing that Fredric Price has joined the Company’s board of directors.

Mr. Price is Executive Chairman of the Board of Directors of Chiasma, having served as its Chairman and CEO from 2008 to 2013, stepping down as CEO in March 2013 after completing a strategic collaboration for its Phase 3 oral drug candidate in acromegaly with Roche. Previously, he was Executive Chairman of the Board of Directors of Omrix Biopharmaceuticals (2004-2008) a member of the Board of Directors of Enobia Pharma (2006-2012), a member of the Board of Directors of Pharmasset (2007-2010), Executive Chairman of the Board of Directors of Peptimmune (2007-2011), Chairman of the Board of Directors and CEO of BioMarin Pharmaceutical (2000-2004) and CEO and a member of the Board of Directors of Applied Microbiology (1994-2000).

Mr. Price’s earlier experience includes having been Vice President of Finance and Administration and CFO of Regeneron Pharmaceuticals (1991-1994), the founder of the strategy consulting firm RxFDP (1986-1991), and Vice President of Pfizer Pharmaceuticals with both line and staff responsibilities (1973-1986). He received a BA from Dartmouth College and an MBA from the Wharton School of the University of Pennsylvania.

A copy of the press release is filed as Exhibit 99.1 to this Form 6-K and incorporated by reference herein.

Exhibits

Exhibit Number	Description of Exhibit

99.1	Press Release dated April 30, 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

MORRIA BIOPHARMACEUTICALS PLC

By:	/s/ Dov Elefant
Dov Elefant Chief Financial Officer Date: April 30, 2013